UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 19, 2023, the Board of Directors of Multi Ways Holdings Limited approved and adopted an equity incentive plan (the “2023 Equity Incentive Plan”), which became effective on November 1, 2023. Attached as Exhibit 99.1 to this Form 6-K is the 2023 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Multi Ways Holdings Limited 2023 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi Ways Holdings Limited

Date: November 1, 2023	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director